May 18, 2006

Susan Block

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               HSBC Auto Receivables Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed April 25, 2006
File No. 333-131714 (the “Registration Statement”)

Ms. Block:

Thank you for your comments dated May 16, 2006 on the Registration Statement of HSBC Auto Receivables Corporation (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by the Company’s response. In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and form of prospectus supplement that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, we will be pleased to provide it.

In addition, in response to your prior comment 5, I am forwarding under separate cover a copy of our form of sale and servicing agreement marked to show changes to the form previously filed with the Commission. The form of sale and servicing agreement has been filed as Exhibit 4.4 to the Registration Statement.

Registration Statement on Form S-3

Prospectus Supplement

1.               We note the base prospectus includes disclosure regarding a pre-funding feature. Please include bracketed language in the summary section of the prospectus supplement regarding the pre-funding period. Refer to Item 1103(a)(5) of Regulation AB.

We have included the requested bracketed language in the summary section on page S-6 of the form of prospectus supplement. In addition, for purposes of continuity, we have also included a bracketed section entitled “Additional Auto Loans” on page S-32 of the form of prospectus supplement and a bracketed section entitled “Capitalized Interest Account” on page S-34 of the form of prospectus supplement. This disclosure is identical to the disclosure included in the Company’s original filing of the subject Registration Statement, which did not receive comment from the Commission staff.

The Swap Counterparty and Interest Rate Swap Agreement, page S-48

2.                                       We note your response to our prior comment 13, but do not see your revised disclosure. Please revise to include bracketed disclosure to include the disclosure requested under Item 1115(a)(4) of regulation AB.

We have included the bracketed disclosure requested under Item 1115(a)(4) on page S-50 of the form of prospectus supplement.

The Note Guaranty Insurance Policy and the Note Insurer, page S-55

3.                                       We note your response to our prior comment 12 and your revised disclosure. Please confirm that you will provide disclosure under Item 1114 of Regulation AB for any of the credit enhancements listed in the base, as applicable.

The base prospectus includes a description of all types of credit enhancement we reasonably anticipate the Company may use in connection with the issuance of asset-backed securities pursuant to this Registration Statement. We hereby confirm that we will provide appropriate disclosure under Item 1114 of Regulation AB for any of the credit enhancements listed in the base prospectus.

Base Prospectus

Credit and Cash Flow Enhancements, page 38

4.                                       Please revise to clarify here whether a financial guaranty insurance policy or other guarantees will guarantee the securities themselves. If so, please register the guarantees or advise. Refer to footnote 329 of the Regulation AB adopting release (SEC Release 33-8518).

The disclosure with respect to financial guaranty insurance policies states that such a policy will guarantee payments of interest and certain payments of principal due on the securities. The specific terms of any guarantee that might be employed in connection with a particular issuance of securities will be determined at the time of such issuance, and will be described in the prospectus supplement. We have included additional disclosure on page 39 of the base prospectus to the effect that any credit enhancement that constitutes a guarantee of the applicable securities will be separately registered under the Securities Act of 1933, unless exempt from the registration requirements thereof.

Pre-Funding Feature, page 39

5.                                       We note your disclosure that the subsequent loans may be originated using credit criteria different from the criteria applied to the auto loans disclosed in the applicable prospectus supplement. Please revise to disclose the acquisition or underwriting criteria for additional pool assets to be acquired during the prefunding period, including a description of any differences from the criteria used to select the current asset pool in the base prospectus. For instance, please disclose the referenced predefined acceptable range of the credit quality of the subsequent auto loans. Refer to Item 1111(g)(7) of Regulation AB.

The reference to “credit criteria different from the credit criteria applied to the auto loans disclosed in the applicable prospectus supplement” is intended only to convey the possibility that the underwriting criteria employed by the originators may change from time to time in response to market movements, portfolio performance and other factors. With a pre-funding period of up to 12 months, changes to the originators’ underwriting criteria could result in a change to the credit profile of additional auto loans transferred to the issuing entity during the pre-funding period. We have revised the language to clarify this intent.

We have deleted the reference to a “predefined acceptable range” with respect to obligors’ credit quality and revised this disclosure to clarify that additional auto loans must meet the eligibility requirements for the initial auto loans set forth in the prospectus supplement. We have also added a bracketed section entitled “Additional Auto Loans” on page S-32 of the form of prospectus supplement, which includes this requirement and the limitations on the impact the additional loans may have on the pool characteristics specified in the prospectus supplement.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require further clarification. Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at (847) 564-6153.

Sincerely,

/s/ Mick Forde

Enclosures

cc:                                 Eileen Bannon